EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our report dated March 19, 2013 relating to the consolidated financial statements of Fortuna Silver Mines Inc. appearing in this Annual Report on Form 40-F of Fortuna Silver Mines Inc. for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Vancouver, Canada

April 1, 2013